SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

              Information Statement Pursuant to Rules 13d-1 and 13d-2
                     Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*



                         TriMas Corporation
                          (Name of Issuer)


                Common Stock, par value $.01 per share
                   (Title of Class of Securities)

                          896215-10-0
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                                 Page 1 of 5 Pages


CUSIP No. 896215-10-0            13G             Page 2 of 5 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MascoTech, Inc. (formerly known as Masco Industries, Inc.)
    38-2513957

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
    (b) [ ]


3)  SEC USE ONLY


4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5)   SOLE VOTING POWER

          15,911,109

     6)   SHARED VOTING POWER

          0

     7)   SOLE DISPOSITIVE POWER

          15,911,109

     8)   SHARED DISPOSITIVE POWER

          0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,911,109

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES   [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     43.4%

12)  TYPE OF REPORTING PERSON
     CO

PAGE

CUSIP No.  896215-10-0           13G           Page 3 of 5 Pages

      The following information amends and restates the information contained in Schedule 13G dated February 9, 1989, as previously amended.

Item 1(a)   Name of Issuer:

            TriMas Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            315 E. Eisenhower Parkway
            Ann Arbor, Michigan  48108


Item 2(a)   Name of Person Filing:

            MascoTech, Inc. (formerly known as Masco Industries,
            Inc.)

Item 2(b)   Address of Principal Business Office or, if None,
            Residence:

            21001 Van Born Road
            Taylor, Michigan  48180

Item 2(c)   Citizenship:

            Delaware corporation

Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share (the "Common
            Stock")

Item 2(e)   CUSIP Number:

            896215-10-0

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable

Item 4      Ownership.

      As of December 31, 1993, MascoTech, Inc. directly held 15,911,109 shares of the Common Stock. To the best of its knowledge and based on the number of shares of Common Stock believed to be outstanding as of December 31, 1993, MascoTech, Inc. may be deemed to be the beneficial owner of 43.4 percent of the Common Stock. MascoTech, Inc. has sole power to vote and dispose of the Common
Stock held by it.   Depending upon market conditions


CUSIP No.  896215-10-0           13G           Page 4 of 5 Pages

and other factors, the reporting person may acquire additional shares of Common Stock in the open market or by private purchase, or alternatively, may dispose of some or all of the shares of Common Stock owned by it.

Item 5      Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6      Ownership of More than Five Percent on Behalf of
            Another Person.

            Not applicable

Item 7      Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company.

            Not applicable

Item 8      Identification and Classification of Members of the
            Group.

            Not applicable

Item 9      Notice of Dissolution of Group.

            Not applicable

Item 10     Certification.

            Not applicable

PAGE

CUSIP No.  896215-10-0           13G           Page 5 of 5 Pages



                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 1994


MASCOTECH, INC.


By/s/Timothy Wadhams
  Timothy Wadhams
  Vice President and Controller